UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

Thorne HealthTech, Inc.

(Name of Subject Company (Issuer))

Healthspan Merger Sub, Inc.

(Name of Filing Person (Offeror))

a wholly-owned subsidiary of

Healthspan Buyer, LLC

(Name of Filing Person (Parent of Offeror))

Healthspan Intermediate, LLC

Healthspan Topco, LLC

Healthspan Holdings, LP

Healthspan GP, LLC

LC10 Management, LLC

(Names of Filing Persons (Other))

Common Stock, par value $0.01 per share

(Title of Class of Securities)

885260 109

(CUSIP Number of Class of Securities)

Marc Magliacano

Healthspan Merger Sub, Inc.

c/o Catterton Management Company, L.L.C.

599 West Putnam Avenue

Greenwich, Connecticut 06830

(203) 629-4901

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Joshua Kogan, P.C.

Marshall Shaffer, P.C.

Ross Leff, P.C.

Zoey Hitzert

Kirkland & Ellis LLP

601 Lexington Avenue

New York, NY 10022

(212) 446-4800

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party offer subject to Rule 14d-1.

☐	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the U.S. Securities and Exchange Commission on September 14, 2023 (as it may be amended from time to time, the “Schedule TO”) by Healthspan Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Healthspan Buyer, LLC, a Delaware limited liability company (“Parent”), Parent, Healthspan Intermediate, LLC, a Delaware limited liability company, Healthspan Topco, LLC, a Delaware limited liability company, Healthspan Holdings, LP, a Delaware limited partnership, Healthspan GP, LLC, a Delaware limited liability company, and LC10 Management, LLC, a Delaware limited liability company. The Schedule TO relates to the offer by Purchaser to purchase all of the outstanding shares of common stock, par value $0.01 per share (the “Shares”) of Thorne HealthTech, Inc., a Delaware corporation (“Thorne” or the “Company”), at a price of $10.20 per Share, net to the seller in cash without interest and less any required withholding taxes and any Dividend Adjustments, upon the terms and conditions set forth in the offer to purchase dated September 14, 2023 (as it may be amended from time to time, the “Offer to Purchase”) and in the related letter of transmittal, copies of which are attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

Except as set forth in this Amendment, the information set forth in the Schedule TO remains unchanged. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO or the Offer to Purchase, as applicable.

Items 1 through 9 and Item 11.

The Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

1. The information set forth in the “Summary Term Sheet” of the Offer to Purchase is amended and supplemented by replacing the entire paragraph under the question heading “Are there any compensation arrangements between the Purchaser Entities and Thorne’s executive officers or other key employees?” with the following:

“No. As of the date of this Amendment, no member of Thorne’s current management has entered into any agreement, arrangement or understanding with the Purchaser Entities (as defined in Section 8—“Certain Information Concerning Parent, Purchaser and Certain Related Parties”) or their affiliates regarding potential terms of employment with, or the right to participate in the equity of, the Surviving Corporation or Parent. See Section 12—“Purpose of the Offer; Plans for Thorne.”

2. The information set forth in the penultimate paragraph under Section 12—“Purpose of the Offer; Plans for Thorne” of the Offer to Purchase is amended and supplemented by replacing the entire paragraph with the following:

“As of the date of this Amendment, no member of Thorne’s current management has entered into any agreement, arrangement or understanding with Parent, Purchaser or their affiliates regarding potential terms of employment with, or the right to participate in the equity of, the Surviving Corporation or Parent. Moreover, as of the date of this Amendment, no discussions have been held between members of Thorne’s current management and Parent, Purchaser or their affiliates with respect to any such agreement, arrangement or understanding. Parent may establish equity-based compensation plans for management of the Surviving Corporation. The potential terms of any new arrangements are currently expected to be discussed and entered into after completion of the Merger.”

3. The information set forth in the second paragraph under Section 16—“Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase is amended and supplemented by replacing the entire paragraph with the following:

“Certain Litigation. On September 19, 2023, a purported stockholder of Thorne filed a complaint in the U.S. District Court for the Southern District of New York against Thorne and the members of the Thorne Board, captioned O’Dell v. Thorne HealthTech, Inc., et al., Case No. 1:23-cv-08246. On September 20, 2023, a purported stockholder of Thorne filed a complaint in the U.S. District Court for the Southern District of New York against Thorne and the members of the Thorne Board, captioned Morgan v. Thorne HealthTech, Inc., et al., Case No. 1:23-

cv-08342. On September 21, 2023, a purported stockholder of Thorne filed a complaint in the U.S. District Court for the District of Delaware against Thorne and the members of the Thorne Board, captioned Taylor v. Thorne HealthTech, Inc., et al., Case No. 1:23-cv-01034. The complaints in this paragraph are referred to as the “Complaints.”

The Complaints assert claims against Thorne and the members of the Thorne Board under Section 14(a) of the Exchange Act for issuing Thorne’s Schedule 14D-9 with allegedly false and misleading statements of material facts and omissions of material facts and against the individual defendants under Section 20(a) of the Exchange Act for alleged “control person” liability with respect to such allegedly false and misleading statements of material facts and omissions of material facts. The allegations in the Complaints include that the Schedule 14D-9 omitted material information regarding Thorne’s financial projections, the analyses performed by CG, and potential conflicts of interest involving CG and alleged Thorne insiders. The Complaints seek, among other relief, to enjoin Thorne from proceeding with the Merger unless and until Thorne cures certain alleged disclosure deficiencies in the Schedule 14D-9, to recover damages, and an award of attorneys’ fees and costs.

Thorne has also received certain demand letters from purported stockholders of Thorne making similar assertions as the Complaints, including one demand letter seeking certain Thorne books and records under Delaware law (the “Letters”). Additional lawsuits arising out of the Offer and Merger may be filed in the future. No assurances can be made as to the outcome of such lawsuits, the Complaints or the Letters. However, in order to alleviate the costs, risks and uncertainties inherent in litigation, Thorne has provided supplemental disclosures related to the proposed Transactions, all of which are set forth in Thorne’s Amendment No. 1 to its Solicitation/Recommendation Statement on Schedule 14D-9, filed by Thorne on October 5, 2023 (the “Supplemental Disclosures”). The Supplemental Disclosures should not be regarded as an indication that any of Thorne, Parent, Purchaser or their respective affiliates, officers, directors or other representatives, or any recipient of this information, considered or now considers the information contained in the Supplemental Disclosures to be material. Rather, Thorne believes that the disclosures set forth in the Schedule 14D-9 comply fully with all applicable laws and that the allegations contained in the Complaints and the Letters are without merit, and denies that any additional disclosures are or were required under any applicable federal or state law, rule or regulation.”

4. The information set forth in the seventh paragraph under Section 16—“Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase is amended and supplemented by replacing the entire paragraph with the following:

“Thorne and L Catterton X Offshore, L.P. each filed a Pre-merger Notification and Report Form under the HSR Act with the FTC and the Antitrust Division in connection with the purchase of Shares and the Merger on September 11, 2023, and the required waiting period with respect to the Merger expired on September 26, 2023, at 11:59 PM Eastern time.”

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 5, 2023

HEALTHSPAN MERGER SUB, INC.

By:	/s/ Marc Magliacano
Name:	Marc Magliacano
Title:	President and Secretary

HEALTHSPAN BUYER, LLC

By:	/s/ Marc Magliacano
Name:	Marc Magliacano
Title:	President and Secretary

HEALTHSPAN INTERMEDIATE, LLC

By:	/s/ Marc Magliacano
Name:	Marc Magliacano
Its:	President and Secretary

HEALTHSPAN TOPCO, LLC

By:	/s/ Marc Magliacano
Name:	Marc Magliacano
Title:	President and Secretary

HEALTHSPAN HOLDINGS, LP

By:	Healthspan GP, LLC
Its:	General Partner

By:	/s/ Marc Magliacano
Name:	Marc Magliacano
Title:	President and Secretary

HEALTHSPAN GP, LLC

By:	/s/ Marc Magliacano
Name:	Marc Magliacano
Title:	President and Secretary

LC10 MANAGEMENT, LLC

By:	/s/ Daniel Reid
Name:	Daniel Reid
Title:	Secretary